SE(13012150)MMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
MAR - 1 2013
Washington DC
402

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65418

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

DRO-WST Trading, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 S. La Salle Street 19th Floor
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacqueline Sloan 312-291;0560
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 W. Jackson Blvd Suite 3100 (Address) Chicago (City) IL (State) 60604 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Westcott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of DRO-WST Trading, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mark Westcott
Signature

Managing Member
Title

Gina Garcia
Notary Public

OFFICIAL SEAL
NOTARY PUBLIC STATE OF ILLINOIS
GINA GARCIA
MY COMMISSION EXPIRES
MAY 12, 2014

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DRO-WST Trading, LLC

(an Illinois Limited Liability Company)

Financial Statements

And Report of Independent Auditor

December 31, 2012

DRO-WST Trading, LLC
(an Illinois Limited Liability Company)
Index
December 31, 2012

Page(s)

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report

To the Member of DRO-WST Trading, LLC:

Report on the Financial Statements

We have audited the accompanying financial statements of DRO-WST Trading, LLC., which comprise the balance sheet as of December 31, 2012, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DRO-WST Trading, LLC. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II as required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Robert Cooper & Company CPA PC
February 26, 2013

DRO-WST Trading, LLC
(an Illinois Limited Liability Company)
Statement of Financial Condition
As of December 31, 2012

Assets		
Cash and cash equivalents	$	93,218
Due from broker		4,241,146
Long options, at fair value		16,775,944
Equity securities		2,459,839
Open trade equity futures		814,780
Accrued receivable		43,640
Investment in AOTUSA		11,213
Fixed assets net of depreciation		91,309
Investment in preferred stock		50,000
Total assets	$	24,581,089
Liabilities		
Securities sold, not yet purchased at fair value:		
Equity securities	$	833,013
Index options		19,750,869
Accrued expenses		191,117
Total liabilities	$	24,938,117
Member's equity		3,806,090
Total liabilities and member's equity	$	24,581,089

The accompanying notes are an integral part of these financial statements.

DRO-WST Trading, LLC
(an Illinois Limited Liability Company)
Statement of Income
For the Year Ended December 31, 2012

Revenues		
Principal trading revenue, net of commissions	$	3,944,116
Interest and dividend income		45,916
Other income		29,993
Total Revenue		4,020,025
Expenses		
Interest expense		180,588
Seat lease and permit fees		498,922
Rents		28,506
Regulatory and other expense		8,000
Clerk fees		14,003
Legal and professional		104,992
Depreciation and amortization		42,356
Data fees		150,327
Technology expense		315,278
Guarantee payments		479,522
Other operating expenses		327,598
Total expenses		2,150,092
Net income from operations	$	1,869,933

The accompanying notes are an integral part of these financial statements.

DRO-WST Trading, LLC
(an Illinois Limited Liability Company)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2012

Member's equity at January 1, 2012	$	4,468,806
Capital contributions		
Capital withdrawals		(2,532,649)
Net income from operations		1,869,933
Member's equity at December 31, 2012	$	3,806,090

The accompanying notes are an integral part of these financial statements.

DRO-WST Trading, LLC
(an Illinois Limited Liability Company)
Statement of Cash Flows
For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net income from operations	$	1,869,933
Adjustments to reconcile net income to net cash used in operating activities:		42,356
Decrease in long options and equity securities		7,499,985
Increase in due to/from clearing firm		(11,544,058)
Decrease in open trade equity		(814,780)
Increase in securities sold, not yet purchased at fair value		3,549,059
Decrease in accrued income receivable		44,380
Decrease in accrued expenses		125,211
Net cash used in operating activities		772,086
Cash flows from investing activities:		
Purchase of equipment		(80,511)
Decrease in other asset		348,410
Net cash used in investing activities		267,899
Cash flows from financing activities:		
Capital contributions		
Capital withdrawals		(2,532,649)
Net cash provided by financing activities		(2,532,649)
Net decrease in cash and cash equivalents		(1,492,664)
Cash and cash equivalents, beginning of the year		1,585,882
Cash and cash equivalents, end of the year	$	93,218
Interest paid	$	180,588

The accompanying notes are an integral part of these financial statements.

DRO-WST Trading, LLC
(an Illinois Limited Liability Company)
Notes to the financial statements
For the year ending December 31, 2012

1. Organization

DRO-WST TRADING, LLC (The "Company") was organized under the Illinois Limited Liability Company Act on June 4, 2002. The business of the Company is to engage in the speculative trading of stock and stock options, for their own account on organized exchanges in the United States. DRO-WST TRADING, LLC is registered as a Broker Dealer with the Securities and Exchange Commission (SEC) and a member of the Chicago Board Options Exchange (CBOE). The Company is exempt from certain filing requirements under the Rule 15c3-1(a)(6) of the Securities and Exchange Commission, since the Company does not trade on behalf of customers, effects transactions only with other broker dealers, does not affect transactions in unlisted options and clears and carries its trading accounts with a registered clearing partner of the Exchange.

The financial statements are prepared on a basis consistent with accounting principles generally accepted in the United States of America. The following is summary of the Company's significant accounting policies:

2. Significant Accounting Policies

The financial statements are prepared on a basis consistent with accounting principles generally accepted in United States of America. The following is a summary of significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers as cash equivalents all highly liquid short-term investments that are readily convertible to known amounts of cash and so near their maturity that they present insignificant risk of changes in value because of changes in interest rates (generally investments with original maturity of three months or less).

Securities Valuation
Securities owned and securities sold not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC") 820 Fair Value Measurement and Disclosures.

Revenue Recognition
In the normal course of business, the Company enters into transactions in exchange traded futures and broad based indexes and securities and options thereon. Regulated futures contracts and securities transactions and options thereon, together with related revenues and expenses, are recorded on trade date. Futures contracts, securities and options owned are reflected at market value with resulting unrealized gains and losses reflected in the statement of income. Realized gains and losses on these derivative financial contracts are recognized when such contracts are closed or expired.

Income Taxes
As a limited liability company, the Company is not subject to federal income taxes. The Company's Member separately accounts for its pro rata share of the Company's items of income, deductions, losses and credits. Therefore, these financial statements do not include any provision for Federal income taxes. FASB ASC 740, Income Taxes, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-than-likely-than threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2012, management has determined that there are no material uncertain tax positions.

FASB Accounting Standard Updates

In November 2011, the Financial Accounting Standards Board ("FASB") issued new guidance that requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. This guidance is effective for annual periods beginning on January 2013. The adoption of this guidance is not expected to have a material impact on the financial position or results of operations.

In May 2011, the FASB issued new guidance to clarify the application of existing fair value measurement requirements and to change particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The Company's effective date was January 1, 2012. The adoption of this guidance does not have a material impact on the financial statements.

3. Clearing Agreement

The Company has a joint back office ("JBO") clearing agreement with Merrill Lynch Pro Clearing Corp ("MLPC"). The agreement allows JBO participants to receive favorable margin treatment as compared to a regular customer. As part of the agreement, the Company has invested $50,000 in a preferred interest in MLPC. The Company's interest in MLPC is reflected as investment in preferred stock on the statement of financial condition. The stock is unmarketable and is carried at cost, which is its approximate fair value.

Under the rules of the CBOE, the Company is required to maintain a minimum net liquidity trading value of $1,000,000 at MLPC, exclusive of the preferred stock value of $50,000.

4. Fair Value Measurements

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is defined as the price that would be received to sell an asset or paid to transfer liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities at the reporting date.
>
> Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for substantially the full term of the asset or liability, either directly or indirectly.
>
> Level 2 assets include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active and inputs other than quoted prices that are observable such as models or other valuation methodologies.
>
> Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.
>
> Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The Company valued their liquid assets and liabilities on the Level 1 inputs for quoted prices in active markets.

The Company did not value any assets at Level 2 or Level 3. The following is a summary of their fair value.

Assets at Fair Value:	Level 1
Cash	$ 93,218
Equity securities	16,775,944
Long options at fair value	2,459,839
Open trade equity futures	814,780
Due from broker dealer	4,241,146
Total at fair value	$ 24,291,709

Liabilities at Fair Value:	Level 1
Securities sold, not yet purchased at fair value, equity securities	833,013
Securities sold, not yet purchased at fair value, index options	19,750,869
Total at fair value	$ 20,583,882

5. Due to Clearing Firm

The amount due to clearing firm is primarily from the purchase of futures and index options. The Company clears all transactions through MLPC, pursuant to a clearing agreement.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2012, the Company had net capital of $3,044,419, which was $2,944,419 in excess of its required net capital.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's statement of financial condition. However the Company is unable to predict the outcome of these matters.

7. Derivative Financial Instruments and Off-Balance Sheet Risk

In the normal course of business, the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options, and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying statement of financial condition at fair value.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date at a specified price.

Options grant the purchaser for the payment of premium, the right to either purchase from or sell to the

writer specified instrument under agreed terms. As writer of options, the Company receives premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Securities sold not yet purchased represent obligations of the Company to deliver specified securities and thereby create liability to repurchase the securities in the market at prevailing prices.

These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold not yet purchased may exceed the amount recognized in the statement of financial condition.

Risk arises from the potential inability of counterparties to perform under the terms of the contracts, credit risk and from changes in the values of the underlying financial instruments market risk.

The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

8. Derivative Instruments and Hedging Activities

The Company's derivative activities are limited to the trading of futures equity options and options on futures. As market maker and liquidity provider in various markets, the Company's activities may result in notional value of open derivative positions that is not representative of the risk in the outstanding derivatives contract. The Company's trading activities involve the use of hedging strategies to reduce directional and non-directional risks based on models and there is no guarantee that the hedging strategies will achieve their desired result. The Company may also employ arbitrage trading strategies.

Derivative contracts are recorded on the statement of financial condition as assets or liabilities measured at fair value or receivables from clearing broker and the related realized, and unrealized gain or loss associated with these derivatives is recorded on the statement of income. The Company does not consider any derivative instruments to be hedging instruments as those terms are generally understood under generally accepted accounting principles.

As of December 31, 2012 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition:

	Asset FMV	Liability FMV
Long options, at fair value	$2,459,839	$ -
Open trade equity futures	814,780	
Securities sold, not yet purchased at fair value, equity securities	-	833,013
Securities sold, not yet purchased at fair value, options	-	19,750,869

9. Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. Derivatives include options on individual equities and equity indices as well as financial futures contracts and related options thereon. Trading of these financial instruments is conducted primarily on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through clearing brokers utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition. Various factors affect the market risk of these transactions, among them are the size and composition of the positions held, interest rates and market volatility, the time period in which options may be exercised, the market value of the underlying instrument and the exercise price affect market risk. The Company's overall exposure to market risk is impacted by its use of hedging strategies. Equity derivatives held such as options on common stock or financial futures contracts may provide the Company with the opportunity to deliver or to take delivery of specified securities or financial futures contracts at contracted price. Options written on common stock or financial futures contracts may obligate the Company to deliver or to take delivery of securities or specified financial futures contracts at contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition, to the extent that the Company is obligated to purchase or sell the underlying securities or financial futures contracts in the open market. To minimize these risks, the Company may hold or sell short the underlying instrument which can be used to settle these transactions often in cash.

Securities sold not yet purchased represent obligations of the Company to deliver specific securities and thereby create liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds other equity securities, options or financial futures contracts which can be used to settle or offset the risk of these obligations. Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does, result in concentration of credit risk with these firms. Such risk however is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and the CFTC.

The Company maintains certain cash deposits with financial institution. On occasion, these deposits may exceed the maximum insurance level provided by the Federal Deposit Insurance Corporation.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk.

The Company invests in exchange-traded options for speculative purposes. These contracts are marked to market daily and involve elements of market and credit risk. The Company's contracts are all exchange-traded, whereas the Options Clearing Corporation (the "OCC") and the CME act as the counterparties of the specific transactions and, therefore, bear the risk of delivery to and from the counterparties.

The risk of default depends on the creditworthiness of the OCC and the CME, who guarantee the transactions. Management does not consider this credit risk to be significant.

10. Guarantees

ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (security or commodity price, an index) related to an asset, liability or equity security of a guaranteed party. ASC 460 also defines guarantees as contracts that contingently require the guarantor to

make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Derivative Contracts

Certain derivative contracts that the Company may enter into meet the accounting definition of a guarantee under ASC 460.

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather, the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies.

Exchange Member Guarantees

The Company is a member of various exchanges that trade and clear securities and/or futures contracts. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

11. Commitments and Contingencies

The Company has no long-term agreements, which would require expenditures in future periods.

12. Subsequent Events

Management has evaluated subsequent events through February 26, 2013, the date the financial statements were issued. There were no reportable events.

DRO-WST Trading, LLC
(an Illinois Limited Liability Company)
Computation of Net Capital
Pursuant to Uniform Net Capital Rule 51c3-1
December 31, 2012

Schedule I

Net capital			
Member's capital qualified for net capital		$	3,806,090
Less:			
Non-allowable assets			(196,162)
Haircuts on securities			(565,509)
Net capital		$	3,044,419
Total aggregate indebtedness		$	191,117
Computation of basic net capital requirements			
Minimum net capital required (6 2/3% of aggregate indebtedness)	(a)	$	12,741
Minimum dollar net capital requirement	(b)	$	100,000
Net capital requirement (greater of (a) or (b))		$	100,000
Excess net capital (net capital, less net capital requirement)		$	2,944,419
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)		$	2,925,308
Ratio: Aggregate indebtedness to net capital			6.2776% to 1

The above information is in agreement in all material respects with the unaudited Focus Report, Part IIA, filed by DRO-WST Trading, LLC on January 23, 2013.

DRO-WST Trading, LLC
(an Illinois Limited Liability Company)
Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
December 31, 2012 **Schedule II**

DRO-WST Trading, LLC is exempt from Rule 15c3-3, as it does not transact business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

The above information is in agreement in all material respects with the unaudited Focus Report, Part II A, filed by DRO-WST Trading, LLC on January 23, 2013.

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure

To the Member of DRO-WST Trading, LLC:

In planning and performing our audit of the financial statements of DRO-WST Trading, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;

(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of the internal control structure was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the Commission's objectives.

This report is intended solely for the use of management, the Commission, the Chicago Board Options Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Robert Cooper and Company CPA's P.C.
Chicago, Illinois

February 26, 2013

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS FOR DRO-WST TRADING, LLC

THE YEAR ENDING DECEMBER 31, 2012

To the best of my knowledge and belief, the information contained herein is accurate and complete.

Mark Westcott

Mark Westcott

Member, DRO-WST Trading, LLC

Robert Cooper & Company CPA PC
141 W. Jackson Blvd. Suite 3100
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on SIPC

To the Member of DRO-WST Trading, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the year ending December 31, 2012, which were agreed to by DRO-WST Trading, LLC and the Securities and Exchange Commission, SIPC and the Chicago Board Options Exchange solely to assist you and the other specific parties in evaluating DRO-WST Trading, LLC's compliance with the applicable instructions for the Transitional Assessment Reconciliation (Form SIPC- 7). DRO-WST Trading, LLC's management is responsible for DRO-WST Trading, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in the report. Consequently, we make no representation regarding other sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences.
2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amount reported in Form SIPC-7, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting any adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC- 7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Robert Cooper & Company CPA's P.C.
Chicago, Illinois

February 26, 2013

SIPC Assessment Worksheet

SIPC - 7

General Assessment	$	2,793
Less:		
July 2012 payment made with SPIC-6		(0)
Assessed Balance Due	$	2,793

Determination of SIPC Net Operating Revenues

Total Revenue			$	3,944,116
Interest and and dividend expense included				79,793
Deductions:				
Commissions, floor brokerage clearance paid to other SIPC members	$	46,188		
Revenues from commodity transactions		2,759,838		
Total Deductions				2,806,026
Interest exp		100,796		
Interest and dividend expense				100,796
SIPC Net Operating Revenues			$	1,117,087
General Assessment 0.0025			$	2,793